Filed Pursuant to Rule 433
Registration No. 333-202524
FREE WRITING PROSPECTUS
February 8, 2017
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
ETF Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Autocallable Contingent Income Barrier Notes

▶ Autocallable Contingent Income Barrier Notes linked to the Market Vectors® Gold Miners ETF (the "Reference Asset")

▶ Maturity of 7 years if not called prior to maturity

▶ Quarterly contingent coupon payments at a rate of 2.1875% (equivalent to 8.75% per annum) payable if the closing price of the Reference Asset on the applicable coupon observation date is greater than or equal to 50% of its initial price

▶ Callable quarterly at the principal amount plus the applicable contingent coupon on or after August 10, 2017 if the closing price of the Reference Asset is at or above its initial price

▶ If the Notes are not called, full exposure to declines in the Reference Asset if its return is less than -50%.

▶ All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Barrier Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $930 and $970 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.85% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

HSBC USA Inc.

Autocallable Contingent Income Barrier Notes
Linked to the Market Vectors® Gold Miners ETF

Indicative Terms*

Principal Amount	$1,000 per Note
Term	7 years if not called prior to maturity
Reference Asset	The Market Vectors® Gold Miners ETF (Ticker: GDX)
Call Feature	The Notes will be automatically called if the Official Closing Price of the Reference Asset is at or above the Initial Price on any quarterly Coupon Observation Date occurring on or after August 10, 2017.† In such a case, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.**
Contingent Coupon Rate	2.1875% per quarter (equivalent to 8.75% per annum)
Contingent Coupon	**If the Official Closing Price of the Reference Asset is greater than or equal to the Coupon Trigger on any Coupon Observation Date:** we will pay you the Contingent Coupon. **If the Official Closing Price of the Reference Asset is less than the Coupon Trigger on any Coupon Observation Date**: the Contingent Coupon applicable to such Coupon Observation Date will not be payable and we will not make any payment to you on the relevant Coupon Payment Date.
Coupon Trigger	50% of the Initial Price
Barrier Price	50% of the Initial Price.
Payment at Maturity per Note	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a payment on the Maturity Date, calculated as follows: ■ **If the Final Return is greater than or equal to -50%**: A cash payment of $1,000 + final Contingent Coupon ■ **If the Final Return is less than -50%**: An amount equal to (i) 100% of the Principal Amount multiplied by (ii) the sum of one plus the Final Return. If the Final Price of the Reference Asset is less than the Barrier Price, you may lose up to 100% of the Principal Amount at maturity.
Final Return	Final Price – Initial Price / Initial Price
Trade Date	February 8, 2017
Pricing Date	February 8, 2017
Original Issue Date	February 15, 2017
Final Valuation Date†	February 8, 2024
Maturity Date†	February 15, 2024
CUSIP / ISIN	40433UR99 / US40433UR999

* As more fully described beginning on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying ETF Underlying Supplement.
** See page FWP-4 for Coupon Observation Dates and Coupon Payment Dates.

The Notes

The Notes may be suitable for investors who believe that the price of the Reference Asset will not decrease significantly over the term of the Notes. So long as the Official Closing Price of the Reference Asset on a Coupon Observation Date is greater than or equal to the Coupon Trigger, you will receive the quarterly Contingent Coupon on the applicable Coupon Payment Date.

If the Official Closing Price of the Reference Asset is at or above the Initial Price on any Coupon Observation Date beginning on August 10, 2017, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the applicable Contingent Coupon on the corresponding Call Payment Date.

If the Notes are not automatically called and the Final Price of the Reference Asset is greater than or equal to the Barrier Price, you will receive a Payment at Maturity equal to the Principal Amount of the Notes plus the final Contingent Coupon.

If the Notes are not automatically called and the Final Price of the Reference Asset is less than the Barrier Price, you will lose 1% of your principal for every 1% decline in price of the Reference Asset.

The offering period for the Notes is through **February 8, 2017**



Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been automatically called, whether the Official Closing Price of the Reference Asset on a Coupon Observation Date is greater than or equal to the Coupon Trigger, and whether the Final Price is greater than or equal to the Barrier Price. If your Notes are not automatically called, you will lose some or all of your Principal Amount at maturity if the Final Price is less than the Barrier Price. Even with any Contingent Coupon, your yield on an investment in the Notes may be negative.



Have the Notes been automatically called?
Yes
Principal + Relevant Contingent Coupon
No
Is the Final Price less than the Barrier Price?
No
Yes
Principal + Final Contingent Coupon
An amount equal to (i) 100% of the Principal Amount multiplied by (ii) the sum of one plus the Final Return.

HSBC USA Inc.
Autocallable Contingent Income Barrier Notes



This free writing prospectus relates to a single offering of Autocallable Contingent Income Barrier Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked performance of the Market Vectors® Gold Miners ETF. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The Market Vectors® Gold Miners ETF (Ticker: GDX)
Trade Date:	February 8, 2017
Pricing Date:	February 8, 2017
Original Issue Date:	February 15, 2017
Final Valuation Date:	February 8, 2024, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be February 15, 2024. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Call Feature:	If the Official Closing Price of the Reference Asset is at or above the Initial Price on any Coupon Observation Date beginning on August 10, 2017, the Notes will be automatically called, and you will receive the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.
Coupon Observation Dates:	May 10, 2017, August 10, 2017, November 10, 2017, February 12, 2018, May 10, 2018, August 10, 2018, November 12, 2018, February 12, 2019, May 10, 2019, August 12, 2019, November 12, 2019, February 12, 2020, May 12, 2020, August 12, 2020, November 11, 2020, February 10, 2021, May 12, 2021, August 11, 2021, November 10, 2021, February 10, 2022, May 11, 2022, August 10, 2022, November 10, 2022, February 10, 2023, May 10, 2023, August 10, 2023, November 10, 2023 and the Final Valuation Date, each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Coupon Payment Dates:	May 15, 2017, August 15, 2017, November 15, 2017, February 15, 2018, May 15, 2018, August 15, 2018, November 15, 2018, February 15, 2019, May 15, 2019, August 15, 2019, November 15, 2019, February 18, 2020, May 15, 2020, August 17, 2020, November 16, 2020, February 16, 2021, May 17, 2021, August 16, 2021, November 15, 2021, February 15, 2022, May 16, 2022, August 15, 2022, November 15, 2022, February 15, 2023, May 15, 2023, August 15, 2023, November 15, 2023 and the Maturity Date, each subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Call Payment Dates:	Each Coupon Payment Date beginning on August 15, 2017, subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Contingent Coupon Rate:	2.1875% per quarter (equivalent to 8.75% per annum)

Contingent Coupon:	***If the Official Closing Price of the Reference Asset is greater than or equal to the Coupon Trigger on any Coupon Observation Date,*** you will receive the Contingent Coupon of $21.875 per $1,000 in Principal Amount on the applicable Coupon Payment Date.
	If the Official Closing Price of the Reference Asset is less than the Coupon Trigger on any Coupon Observation Date, the Contingent Coupon applicable to such Coupon Observation Date will not be payable and we will not make any payment to you on the relevant Coupon Payment Date.
	You may not receive any Contingent Coupon Payments over the term of the Notes.
Coupon Trigger:	50% of the Initial Price
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a payment on the Maturity Date, calculated as follows:
	■ **If the Final Return is greater than or equal to -50%**:
	$1,000 + final Contingent Coupon.
	■ **If the Final Return is less than -50%**:
	An amount equal to (i) 100% of the Principal Amount multiplied by (ii) the sum of one plus the Final Return.
	If the Final Price of the Reference Asset is less than the Barrier Price, you may lose up to 100% of the Principal Amount.
Barrier Price:	50% of the Initial Price.
Final Return:	The quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price:	The Official Closing Price of the Reference Asset on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Asset on the Final Valuation Date.
Official Closing Price:	The closing price of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the value displayed on the Bloomberg Professional® service page "GDX UP <EQUITY>", any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
CUSIP / ISIN:	40433UR99 / US40433UR999
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

▶ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Price of the Reference Asset is at or above the Initial Price on any Coupon Observation Date beginning on August 10, 2017. If the Notes are automatically called, investors will receive on the corresponding Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to 100% of the Principal Amount, together with the applicable Contingent Coupon.

Contingent Coupon

We will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of the Reference Asset on the applicable Coupon Observation Date is greater than or equal to the Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Recipients of Interest Payments" on page S-12 in the accompanying prospectus supplement. The Contingent Coupon Rate is 8.75% per annum ($21.875 per $1,000 in Principal Amount per quarter, if payable).

Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a payment equal to the Final Settlement Value determined as follows:

■ **If the Final Return is greater than or equal to -50%**:

 $1,000 + final Contingent Coupon

■ **If the Final Return is less than 50%**:

An amount equal to (i) 100% of the Principal Amount multiplied by (ii) the sum of one plus the Final Return.

If the Final Price of the Reference Asset is less than the Barrier Price, you may lose up to 100% of the Principal Amount.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Issuer

Van Eck Associates Corporation is the reference issuer.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Price of the Reference Asset will be at or above the Coupon Trigger on each Coupon Observation Date, and if not, the Final Price of the Reference Asset will be at or above the Barrier Price.

▸ You seek a quarterly Contingent Coupon, based on the performance of the Reference Asset, that will be paid at the Contingent Coupon Rate if the Official Closing Price of the Reference Asset is greater than or equal to the Coupon Trigger on the applicable Coupon Observation Date.

▸ You do not seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▸ You are willing to make an investment that is exposed to the potential downside performance of the Reference Asset on a 1-to-1 basis if the Final Return is less than -50%.

▸ You are willing to lose up to 100% of the Principal Amount.

▸ You are willing to hold Notes that will be automatically called on any Coupon Observation Date beginning on August 10, 2017 on which the Official Closing Price of the Reference Asset is at or above the Initial Price, or you are otherwise willing to hold the Notes to maturity.

▸ You are willing to be exposed to the possibility of early redemption.

▸ You are willing to forgo dividends or other distributions paid to holders of shares of the Reference Asset or the securities included in the underlying index.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Price of the Reference Asset will be below the Coupon Trigger on each Coupon Observation Date, including the Final Valuation Date, and the Final Price of the Reference Asset will be below the Barrier Price.

▸ You believe that the Contingent Coupon, if any, will not provide you with your desired return.

▸ You seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▸ You are unwilling to make an investment that is exposed to the potential downside performance of the Reference Asset on a 1-to-1 basis if the Final Return is less than -50%.

▸ You seek an investment that provides full return of principal at maturity.

▸ You are unable or unwilling to hold Notes that will be automatically called on any Coupon Observation Date beginning on August 10, 2017 on which the Official Closing Price of the Reference Asset is at or above the Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You are unwilling to be exposed to the possibility of early redemption.

▸ You prefer to receive the dividends or other distributions paid to holders of shares of the Reference Asset or the securities included in the underlying index.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— General Risks Related to Index Funds" in the ETF Underlying Supplement;

▸ "— Securities Prices Generally Are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement;

▸ "— Risks Associated with Non-U.S. Companies" in the ETF Underlying Supplement;

▸ "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement;

▸ "— The Notes are Subject to Currency Exchange Risk" in the ETF Underlying Supplement; and

▸ "—There are Risks Associated with Emerging Markets" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee any return of principal and you may lose your entire initial investment.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that if the Notes are not automatically called and the Final Price of the Reference Asset is less than the Barrier Price, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Final Return is less than -50%. You may lose up to 100% of your investment at maturity.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of the Reference Asset on a Coupon Observation Date is less than the Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Coupon Observation Date. If on each of the Coupon Observation Dates, the Official Closing Price of the Reference Asset is less than the Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

Your return on the notes is limited to the principal amount plus the Contingent Coupons, if any, regardless of any appreciation in the price of the Reference Asset.

For each $1,000 in principal amount of the Notes, you will receive $1,000 at maturity plus the final Contingent Coupon if the Final Price of the Reference Asset is equal to or greater than the Barrier Price, regardless of any appreciation in the price of the Reference Asset, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the Notes.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any Contingent Coupon and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you may receive coupon payments could be as little as 6 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

Higher Contingent Coupon Rates or lower Coupon Trigger or Barrier Prices are generally associated with Reference Assets with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the level of the Reference Asset. The greater the expected volatility with respect to the Reference Asset on the Pricing Date, the higher the expectation as of the Pricing Date that the level of the Reference Asset could close below its Barrier Price on the Final Valuation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier or Coupon Trigger Price or a higher Contingent Coupon Rate) than for similar securities linked to the performance of a Reference Asset with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier or Coupon Trigger Price may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of the Reference Asset can change significantly over the term of the Notes. The price of the Reference Asset for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Asset and the potential to lose some or all of your principal at maturity.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the price of the Reference Asset at any time other than the Coupon Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Prices of the Reference Asset on the Coupon Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset is greater than or equal to the Coupon Trigger during the term of the Notes other than on a Coupon Observation Date but then decreases on that Coupon Observation Date to a price that is less than the Coupon Trigger, the Contingent Coupon will not be payable for that Coupon Observation Date. Similarly, if the Notes are not called, even if the price of the Reference Asset is greater than or equal to the Barrier Price during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Barrier Price, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual prices of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the price on the Coupon Observation Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Official Closing Prices of the Reference Asset on the applicable Coupon Observation Dates.

No guaranteed interest or dividend payments or voting rights.

As a holder of the Notes, you will not necessarily receive the quarterly coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Reference Asset or shares of the securities held by the Reference Asset would have. In addition, the issuers of the securities held by the Reference Asset will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the price of the Reference Asset and the value of the Notes. Because the return on the Notes will not reflect any dividends paid on the Reference Asset, any positive return on the Notes may be less than the return on a direct investment in the Reference Asset.

Management risk.

The Reference Asset is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Reference Asset, utilizing a "passive" or indexing investment approach, attempts to approximate the investment performance of the underlying index by investing in a portfolio of securities that generally replicate the underlying index. Therefore, unless a specific security is removed from the underlying index, the Reference Asset generally would not sell a security because the security's issuer was in financial trouble. In addition, the Reference Asset is subject to the risk that the investment strategy of the investment adviser may not produce the intended results. Your investment is linked to the Reference Asset, which is an index fund. Any information relating to the underlying index is only relevant to understanding the index that the Reference Asset seeks to replicate.

The performance and market value of the Reference Asset during periods of market volatility may not correlate with the performance of its underlying index as well as the net asset value per share of the Reference Asset.

During periods of market volatility, securities underlying the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the net asset value per share of the Reference Asset. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of its underlying index as well as the net asset value per share of the Reference Asset, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity.

The value of shares of the Reference Asset may not completely track the value of the underlying index.

Although the trading characteristics and valuations of shares of the Reference Asset will usually mirror the characteristics and valuations of the underlying index, the value of the shares of the Reference Asset may not completely track the level of the underlying index. The Reference Asset may reflect transaction costs and fees that are not included in the calculation of the underlying index. Additionally, because the Reference Asset may not actually hold all of the stocks comprising the underlying index but invests in a representative sample of securities which have a similar investment profile as the stocks comprising the underlying index, the Reference Asset may not fully replicate the performance of the underlying index.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the

Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Risks associated with non-U.S. companies.

The value of the Reference Asset depends, in part, upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the Notes.

Risks associated with emerging markets.

An investment in the Notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

The Notes will not be adjusted for changes in exchange rates.

Although some of the equity securities that comprise the Reference Asset are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on the Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the Reference Asset, and therefore your Notes. The amount we pay in respect of the Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

The holdings of the Reference Asset are concentrated in the gold and silver mining industries.

All or substantially all of the equity securities held by the Reference Asset are issued by gold or silver mining companies. An investment in the Notes linked to the Reference Asset will be concentrated in the gold and silver mining industries. As a result of being linked to a single industry or sector, the Notes may have increased volatility as the share price of the Reference Asset may be more susceptible to adverse factors that affect that industry or sector. Competitive pressures may have a significant effect on the financial condition of companies in these industries.

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

Relationship to gold and silver bullion.

The Reference Asset invests in shares of gold and silver mining companies, but not in gold bullion or silver bullion. The Reference Asset may under- or over-perform gold bullion and/or silver bullion over the term of the Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to the Initial Price. We cannot predict the Official Closing Price of the Reference Asset on any Coupon Observation Date or the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the Notes.

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical Reference Asset performances. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Hypothetical Initial Price: $100*

▶ Hypothetical Barrier Price: $50, 50% of the Initial Price

▶ Hypothetical Coupon Trigger: $50, 50% of the Initial Price

▶ Contingent Coupon Rate: 8.75% per annum (2.1875% for each quarter in which it is payable). If the Official Closing Price of the Reference Asset on *every* Coupon Observation Date is greater than or equal to the Coupon Trigger, the Contingent Coupon paid over the term of the Notes would total $612.50 per $1,000 Principal Amount of the Notes.

* The hypothetical Initial Price of $100 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Price. The actual Initial Price of the Reference Asset will be set forth in the final pricing supplement to which this free writing prospectus relates.

Summary of the Examples

	Notes Are Called on a Coupon Observation Date	Notes Are Not Called on Any Coupon Observation Date	
	Example 1	**Example 2**	**Example 3**
Initial Price	$100	$100	$100
Barrier Price	$50	$50	$50
Coupon Trigger	$50	$50	$50
Official Closing Price / Percentage Change on the First Coupon Observation Date	$85/-15%	$45/-55%	$45/-55%
Official Closing Price / Percentage Change on the Second Coupon Observation Date	$90/-10%	$85/-15%	$45/-55%
Official Closing Price / Percentage Change on the Third Coupon Observation Date	$105/5%	$40/-60%	$45/-55%
Official Closing Price / Percentage Change on the Fourth through the Twenty-Seventh Coupon Observation Dates	N/A	Various below the Coupon Trigger Price	Various below the Coupon Trigger Price
Official Closing Prices / Percentage Changes on the Final Valuation Date	N/A	$75/-25%	$40/-60%
Contingent Coupon Payment Amounts over the Term of the Notes	3 x $21.875 = $65.625	2 x $21.875 = $43.75	0 x $21.875 = $0.00
Principal Amount Payment if Notes are Called	$1,000	N/A	N/A
Principal Amount Payment at Maturity	N/A	$1,000	$1,000 + $1,000 x -60% = $400.00
Return of the Notes	6.5625%	4.375%	-60.00%

Example 1—**The Official Closing Price of the Reference Asset on the third Coupon Observation Date is greater than or equal to the Initial Price and the Reference Asset closed at or above the Coupon Trigger on the two prior Coupon Observation Dates.**

Because the Official Closing Price of the Reference Asset on the third Coupon Observation Date is at or above the Initial Price, the Notes will be called and you will receive $1,021.875 per Note, reflecting the Principal Amount plus the Contingent Coupon. When added to the Contingent Coupon payments of $43.75 received in respect of the prior Coupon Observation Dates, we will have paid you a total of $1,065.625 per Note, resulting in a 6.5625% return on the Notes.

Example 2— **The Notes are not called, the Final Price of the Reference Asset is greater than or equal to the Barrier Price, and the Reference Asset closed at or above the Coupon Trigger on two of the twenty-eight Coupon Observation Dates.**

Because the Final Price of the Reference Asset is greater than or equal to the Barrier Price, you will receive $1,000 per $1,000 in Principal Amount plus the final Contingent Coupon, calculated as follows:

Payment at Maturity = $1,000 + $21.875 = $1,021.875

When added to the Contingent Coupon payment of $21.875 received in respect of prior Coupon Observation Dates, we will have paid you a total of $1,043.75 per Note, resulting in a 4.375% return on the Notes.

Example 3— **The Notes are not called, the Final Price of the Reference Asset is less than the Barrier Price, and the Reference Asset did not close at or above the Coupon Trigger on any Coupon Observation Date.**

Because the Final Price of the Reference Asset is less than the Barrier Price, you will receive $400 per $1,000 in Principal Amount, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

= ($40.00 – $100.00) / $100.00= **-60.00%**

Final Settlement Value = 100% of the Principal Amount multiplied by (ii) the sum of one plus the Final Return.

= $1,000 x (1 + -60%) = $**400**

Because there was no Contingent Coupon payable in respect of the prior Coupon Observation Dates, we will pay you a total of $400.00, resulting in a -60.00% return on the Notes.

If the Notes are not called and the Final Price of the Reference Asset is less than the Barrier Price, you will be exposed to any decrease in the price of the Reference Asset on a 1:1 basis and could lose up to 100% of your principal at maturity.

The Market Vectors® Gold Miners ETF ("GDX")

Description of the GDX

The Market Vectors® Gold Miners ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index. The Market Vectors® Gold Miners ETF was developed by the NYSE Arca Gold Miners Index to provide exposure to publicly traded companies worldwide involved primarily in the mining for gold, representing a diversified blend of small-, mid-, and large-capitalization stocks. The returns of the GDX may be affected by certain management fees and other expenses, which are detailed in its prospectus.

For more information about the GDX, see "The Market Vectors® Gold Miners ETF" beginning on page S-29 of the accompanying ETF Underlying Supplement.

Historical Performance of the GDX

The following graph sets forth the historical performance of the GDX based on the daily historical closing prices from January 1, 2008 through February 7, 2017. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the GDX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the GDX on the Final Valuation Date.

Historical Performance of the GDX

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing prices from January 1, 2008 to February 7, 2017, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. **The historical prices of the Reference Asset should not be taken as an indication of future performance.**

Quarter Begin	Quarter End	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
1/2/2008	3/31/2008	56.87	44.88	47.75
4/1/2008	6/30/2008	51.43	41.61	48.52
7/1/2008	9/30/2008	51.83	27.36	34.08
10/1/2008	12/31/2008	35.49	15.83	33.88
1/2/2009	3/31/2009	38.93	27.15	36.88
4/1/2009	6/30/2009	45.10	30.81	37.76
7/1/2009	9/30/2009	48.40	34.05	45.29
10/1/2009	12/31/2009	55.40	40.92	46.21
1/4/2010	3/31/2010	51.16	39.48	44.41
4/1/2010	6/30/2010	54.83	45.36	51.96
7/1/2010	9/30/2010	56.86	46.80	55.93
10/1/2010	12/31/2010	64.62	53.68	61.47
1/3/2011	3/31/2011	62.02	52.47	60.06
4/1/2011	6/30/2011	64.14	51.11	54.59
7/1/2011	9/30/2011	66.97	53.03	55.19
10/3/2011	12/30/2011	63.70	49.22	51.43
1/3/2012	3/30/2012	57.93	48.05	49.57
4/2/2012	6/29/2012	50.76	39.08	44.77
7/2/2012	9/28/2012	55.25	40.41	53.71
10/1/2012	12/31/2012	54.64	44.17	46.39
1/2/2013	3/29/2013	47.52	35.57	37.85
4/1/2013	6/28/2013	37.88	22.21	24.41
7/1/2013	9/30/2013	31.35	22.79	25.06
10/1/2013	12/31/2013	26.91	20.24	21.12
1/1/2014	3/31/2014	28.02	21.27	23.60
4/1/2014	6/30/2014	26.53	21.93	26.45
7/1/2014	9/30/2014	27.77	21.29	21.35
10/1/2014	12/31/2014	22.16	16.45	18.38
1/1/2015	3/31/2015	23.22	17.29	18.24
4/1/2015	6/30/2015	21.25	17.68	17.76
7/1/2015	9/30/2015	18.03	12.62	13.74
10/1/2015	12/31/2015	17.04	12.93	13.72
1/1/2016	3/31/2016	21.42	12.41	19.98
4/1/2016	6/30/2016	27.75	19.33	27.70
7/1/2016	9/30/2016	31.79	25.17	26.43
10/1/2016	12/31/2016	26.56	18.66	20.92
1/1/2017	2/7/2017*	25.40	21.76	25.29

* This free writing prospectus includes, for the first calendar quarter of 2017, data for the period from January 1, 2017 through February 7, 2017. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2017.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this free writing prospectus except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the final Coupon Observation Date and the Final Valuation Date. If a market disruption event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.85% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether the issuer of the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the issuer of the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuer of the Reference Asset, and consult your tax advisor regarding the possible consequences to you if the issuer of the Reference Asset is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding. A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on HSBC Bank's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Foreign Account Tax Compliance Act. The Internal Revenue Service has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

ETF Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Autocallable Contingent Income Barrier Notes Linked to the Market Vectors® Gold Miners ETF

February 8, 2017

FREE WRITING PROSPECTUS